FOR THE YEAR ENDED DECEMBER 31, 2009

consolidated
financial statements

REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2009, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

John A. Manzoni	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
March 2, 2010

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 2, 2010 expressed an unqualified opinion thereon.

Chartered Accountants

March 2, 2010
Calgary, Canada

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. (the "Company") as at December 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2a) to the Consolidated Financial Statements, the Company has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2010 expressed an unqualified opinion thereon.

Chartered Accountants

March 2, 2010
Calgary, Canada

CONSOLIDATED BALANCE SHEETS

December 31 (millions of C$)	2009	2008

		(restated – note 3)
Assets
Current

Cash and cash equivalents (note 21)	1,690	91

Accounts receivable (note 5)	1,293	2,419

Inventories (note 6)	144	181

Prepaid expenses	9	17

Assets of discontinued operations (note 3)	18	220

	3,154	2,928

Other assets (note 7)	290	235

Goodwill (note 4)	1,238	1,248

Property, plant and equipment (note 8)	18,914	18,540

Assets of discontinued operations (note 3)	22	1,324

	20,464	21,347

Total assets	23,618	24,275

Liabilities
Current

Bank indebtedness	36	81

Accounts payable and accrued liabilities	2,130	1,875

Income and other taxes payable	357	468

Current portion of long-term debt (note 10)	10	–

Future income taxes (note 19)	68	300

Liabilities of discontinued operations (note 3)	–	94

	2,601	2,818

Deferred credits	59	51

Asset retirement obligations (note 9)	2,183	1,939

Other long-term obligations (note 11)	168	173

Long-term debt (note 10)	3,770	3,961

Future income taxes (note 19)	3,720	4,007

Liabilities of discontinued operations (note 3)	6	176

	9,906	10,307

Contingencies and commitments (note 16)
Shareholders' equity
Common shares, no par value (note 13)
Authorized: unlimited
Issued and outstanding:

2009 – 1,014,876,564 (2008 – 1,014,708,249)	2,374	2,372

Contributed surplus	153	84

Retained earnings	9,174	8,966

Accumulated other comprehensive loss (note 14)	(590)	(272)

	11,111	11,150

Total liabilities and shareholders' equity	23,618	24,275

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	John D. Watson
Chairman of the Board	Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions of C$)	2009	2008	2007

		(restated – note 3)	(restated – note 3)
Revenue
Gross sales	7,528	11,275	8,501

Hedging gain (loss)	–	(28)	104

Gross sales, net of hedging	7,528	11,247	8,605

Less royalties	1,155	2,001	1,487

Net sales	6,373	9,246	7,118

Other (note 17)	115	112	118

Total revenue	6,488	9,358	7,236

Expenses
Operating	1,997	1,967	1,792

Transportation	222	207	204

General and administrative	334	294	223

Depreciation, depletion and amortization	2,674	2,890	2,107

Dry hole	584	492	595

Exploration	301	429	314

Interest on long-term debt	192	168	207

Stock-based compensation (recovery) (note 13)	290	(73)	(15)

(Gain) loss on held-for-trading financial instruments (note 15)	412	(1,664)	25

Other, net (note 18)	48	(179)	36

Total expenses	7,054	4,531	5,488

Income (loss) from continuing operations before taxes	(566)	4,827	1,748

Taxes (note 19)

Current income tax	720	1,375	656

Future income tax (recovery)	(686)	154	(70)

Petroleum revenue tax	108	176	258

	142	1,705	844

Net income (loss) from continuing operations	(708)	3,122	904

Net income from discontinued operations (note 3)	1,145	397	1,174

Net income	437	3,519	2,078

Per common share (C$)

Net income (loss) from continuing operations	(0.70)	3.07	0.87

Diluted net income (loss) from continuing operations	(0.70)	3.02	0.86

Net income from discontinued operations	1.12	0.39	1.14

Diluted net income from discontinued operations	1.12	0.38	1.11

Net income	0.43	3.46	2.01

Diluted net income	0.43	3.40	1.97

Weighted average number of common shares outstanding (millions) – (note 22)
Basic	1,015	1,017	1,032

Diluted	1,015	1,034	1,056

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (millions of C$)	2009	2008	2007

Net income	437	3,519	2,078

Foreign currency – translation of self-sustaining foreign operations [1]	1,537	(2,286)	947

Foreign currency – translation into reporting currency	(1,854)	2,186	(1,242)

Gains and losses on derivatives designated as cash flow hedges

Gains (losses) arising during the year [2]	39	(50)	21

(Gains) losses recognized in net income [3]	(40)	67	(119)

	(1)	17	(98)

Other comprehensive loss	(318)	(83)	(393)

Comprehensive income	119	3,436	1,685

1.
Includes net investment hedging loss of $(63) million (2008 – $259 million gain; 2007 – $168 million loss)

2.
Net of tax of $13 million (2008 – $(19) million; 2007 – $1 million)

3.
Net of tax of $(14) million (2008 – $6 million; 2007 – $13 million)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of C$)	2009	2008	2007

Common shares (note 13)

Balance at beginning of year	2,372	2,437	2,533

Issued on exercise of stock options	2	3	14

Purchase of common shares	–	–	(110)

Purchase of common shares for performance share unit plan	–	(68)	–

Balance at end of year	2,374	2,372	2,437

Contributed surplus

Balance at beginning of year	84	64	67

Purchase of common shares	–	–	(3)

Stock-based compensation (note 13)	69	20	–

Balance at end of year	153	84	64

Retained earnings

Balance at beginning of year	8,966	5,651	4,585

Net income	437	3,519	2,078

Transitional adjustment on adoption of new accounting policies (note 2)	–	–	7

Purchase of common shares	–	–	(839)

Common share dividends	(229)	(204)	(180)

Balance at end of year	9,174	8,966	5,651

Accumulated other comprehensive income (loss) (note 14)

Balance at beginning of year	(272)	(189)	122

Transitional adjustment on adoption of new accounting policies (note 2)	–	–	82

Other comprehensive loss	(318)	(83)	(393)

Balance at end of year	(590)	(272)	(189)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of C$)	2009	2008	2007

		(restated – see note 3)	(restated – see note 3)
Operating activities

Net income (loss) from continuing operations	(708)	3,122	904

Items not involving cash (note 20)	4,283	2,147	2,556

Exploration	301	429	314

	3,876	5,698	3,774

Changes in non-cash working capital (note 20)	(362)	(9)	(257)

Cash provided by continuing operations	3,514	5,689	3,517

Cash provided by discontinued operations	85	465	553

Cash provided by operating activities	3,599	6,154	4,070

Investing activities

Capital expenditures

Exploration, development and other	(4,080)	(4,872)	(4,199)

Property and corporate acquisitions (note 4)	(310)	(436)	(263)

Proceeds of resource property dispositions	200	47	41

Investments	–	–	243

Changes in non-cash working capital	(18)	244	(206)

Discontinued operations, net of capital expenditures	2,341	43	1,145

Cash used in investing activities	(1,867)	(4,974)	(3,239)

Financing activities

Long-term debt repaid	(970)	(3,869)	(2,051)

Long-term debt issued	1,261	2,425	2,837

Common shares issued (purchased)	1	1	(946)

Purchase of common shares for performance share unit plan (note 13)	–	(68)	–

Common share dividends	(229)	(204)	(180)

Deferred credits and other	(10)	8	(42)

Changes in non-cash working capital	4	(14)	13

Cash provided by (used in) financing activities	57	(1,721)	(369)

Effect of translation on foreign currency cash and cash equivalents	(133)	32	(5)

Net increase (decrease) in cash and cash equivalents	1,656	(509)	457

Cash and cash equivalents net of bank indebtedness, beginning of year	12	521	64

Cash and cash equivalents net of bank indebtedness, end of year	1,668	12	521

Cash and cash equivalents (note 21)	1,690	91	536

Cash and cash equivalents reclassified to discontinued operations	14	2	–

Bank indebtedness	(36)	(81)	(15)

Cash and cash equivalents net of bank indebtedness, end of year	1,668	12	521

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of C$, except as noted)

1.   Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is presented in note 25.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment (PP&E)

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed when events occur that indicate the carrying value of properties may not be recoverable from future cash flows. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E as development costs, and depleted using the unit of production method.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. To the extent a property has nil proved reserves, development costs are charged immediately as DD&A expense.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom ("UK") and Scandinavia are depreciated using the unit of production method based on the related fields.

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (loss).

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rate for the year. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income (loss).

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized in the Balance Sheet when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2009 are disclosed in note 15.

Canadian Institute of Chartered Accountants (CICA) handbook section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year ended December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the separate recognition measurement provisions of this standard.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income (loss) and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income (loss) and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income (loss). These gains and losses are recovered from other comprehensive income (loss) and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2009 are disclosed in note 16. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income (loss) in the year. Changes in accumulated other comprehensive income (loss) are composed of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive income (loss) and recognized in net income, foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations and translation from the Company's functional currency to its presentation currency.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), British pounds sterling (UK£) and Norwegian kroner (NOK), respectively, and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income (loss). The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is recorded in other comprehensive income (loss).

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

Gross sales as reported represent the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts ("PSC"). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as PP&E, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

Talisman has stock option plans, a cash unit plan, performance share unit (PSU) plans, a deferred share unit plan and a restricted share unit plan, which are described in note 13. With the exception of the PSU plans, all plans must be settled in cash, or may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units, which are included in general and administrative expenses. For the PSU plans, the Company determines the fair value of the units on the date of grant using the share price on that date and recognizes the fair value of the units over the vesting period as compensation expense and contributed surplus. Net income is adjusted by reducing the compensation expense in periods containing forfeitures of unvested options and units.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or which are in similar geographic locations. These reporting units correspond with the segments described in note 24. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Comparative Information

Certain comparative information provided in the notes to the Consolidated Financial Statements has been reclassified to conform to the presentation adopted in the current year.

2.   Changes in Accounting Policies

Adopted

a) Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 million barrels of oil equivalent ("mmboe") to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

b) Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

c) Financial Instruments Presentation and Disclosure

In 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

Effective January 1, 2008, Talisman adopted the CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact on Talisman, since the new standard carried forward the existing presentation requirements.

d) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

e) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the CICA recommendations relating to Inventories (section 3031). The standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to PP&E.

f) Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535), which establish standards for disclosure concerning an entity's objectives, policies and processes for managing capital. The disclosure required by these recommendations is presented in note 12.

g) Accounting Changes

Effective January 1, 2007, Talisman adopted the CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

h) Income Taxes

Effective January 1, 2007, Talisman adopted the US standard Accounting for Uncertainty in Income Taxes for purposes of accounting for its uncertain tax positions. The cumulative effect of the change in accounting policy was not material. To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

i) Comprehensive Income, Equity, Recognition, Measurement Disclosure and Presentation of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861), and Hedges (section 3865). Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities).

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation adjustment and related net investment hedges. On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

An adjustment of $7 million to retained earnings and an adjustment of $82 million to accumulated other comprehensive income was required on the January 1, 2007 Consolidated Balance Sheet to recognize mark-to-market gains and losses on cash flow hedges.

Not Yet Adopted

j) Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

k) Business Combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS discussed below.

l) International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011 and has established a dedicated IFRS project team to address the conversion to IFRS. This team reports regularly to a steering committee, senior management and the Audit Committee.

Based on work completed to date, management has determined that IFRS will have a significant impact on the Company's accounting for PP&E and income taxes. Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

The impact of IFRS on the Consolidated Financial Statements is not quantifiable at this time.

3.   Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Net income from discontinued operations reported on the Consolidated Statements of Income is composed of the following:

	For the year ended December 31
	North America			UK			Scandinavia			Other			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue
Gross sales	178	542	609	–	134	451	–	46	77	48	231	215	226	953	1,352

Royalties	29	97	124	–	–	38	–	3	4	1	31	24	30	131	190

Revenue, net of royalties	149	445	485	–	134	413	–	43	73	47	200	191	196	822	1,162

Expenses
Operating, marketing and general	49	70	103	–	81	158	–	5	15	7	15	14	56	171	290

Interest	–	–	–	–	–	–	–	(2)	(2)	–	–	–	–	(2)	(2)

Dry hole	1	9	17	–	–	5	–	–	–	1	2	67	2	11	89

Depreciation, depletion and amortization	40	88	110	–	6	17	–	20	79	6	38	37	46	152	243

Income (loss) from discontinued operations before income taxes	59	278	255	–	47	233	–	20	(19)	33	145	73	92	490	542

Taxes	15	71	72	–	15	122	(1)	–	(12)	14	76	70	28	162	252

Net gain (loss) on disposition, net of tax	511	119	581	482	4	303	(2)	(54)	–	90	–	–	1,081	69	884

Net income (loss) from discontinued operations	555	326	764	482	36	414	(1)	(34)	(7)	109	69	3	1,145	397	1,174

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are composed of the following:

	At December 31
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Assets

Current assets	–	26	–	29	–	1	18	28	18	84

Property, plant and equipment, net	–	938	–	89	–	63	19	258	19	1,348

Goodwill	–	32	–	47	–	29	3	4	3	112

Total assets [1]	–	996	–	165	–	93	40	290	40	1,544

Liabilities

Current liabilities	–	5	–	33	–	11	–	41	–	90

Asset retirement obligations	–	89	–	5	–	1	1	26	1	121

Future income taxes	–	–	–	10	–	25	5	24	5	59

Total liabilities [1]	–	94	–	48	–	37	6	91	6	270

1.
Assets and liabilities of $22 million and $6 million, respectively (2008 – $1,324 million and $176 million, respectively) have been classified as long-term.

North America

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada through four separate transactions for aggregate proceeds of $1,247 million, resulting in an aggregate gain of $456 million, net of tax of $110 million.

In 2009, Talisman completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $473 million, consisting of cash of $229 million, net of adjustments, and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold later in 2007 for approximately $262 million, crystallizing a gain of $19 million.

UK

In 2009, Talisman received $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK, resulting in a gain of $11 million, net of tax of $6 million.

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

In 2008, the Company recorded a positive after tax closing adjustment of $36 million in respect of oil and gas properties sold in 2007 and 2006.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax writedown of these assets of $32 million. The transaction closed in 2008 and an additional after tax writedown of $32 million was recorded in 2008.

In 2007, Talisman completed the sale of non-core oil and gas properties for proceeds of $510 million (including a $55 million deposit received in 2006), resulting in a gain of $335 million, net of tax of $64 million.

Scandinavia

In 2009, Talisman completed the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in a gain of $6 million, net of tax of $nil. After tax writedowns of $8 million had previously been recorded in each of 2008 and 2009.

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Other

In 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $93 million, net of tax of $nil.

In 2009, Talisman entered into an agreement to sells assets in Tunisia for proceeds of approximately $20 million plus working capital adjustments, resulting in an after tax writedown of these assets of $3 million. The sale is expected to be completed in 2010.

4.   Acquisitions

Papua New Guinea (PNG)

In 2009, Talisman completed a number of strategic acquisitions in order to expand its exploration position in PNG, including:

•
acquisition of all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquisition of all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash. A portion of the transaction is awaiting government approval. Once approval is obtained, an additional cash payment of $21 million will be required; and

•
acquisition of all of the outstanding shares of Papua Petroleum Limited, a company having a 49% working interest in four exploration licences in PNG, for $23 million in cash.

The assets and liabilities acquired were as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	340

Working capital	(6)

Future income tax	(81)

253

RSX Energy Inc.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc. (RSX), a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta.

The acquisition was accounted for using the purchase method and the assets and liabilities acquired were as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	131

Asset retirement obligations	(2)

Working capital	(7)

Future income tax	(21)

101

The results of RSX are included on the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

Kurdistan region of northern Iraq

In 2009, Talisman acquired a 55% working interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves. The Company acquired this working interest to increase its exposure to new plays and reservoirs in the Kurdistan region of northern Iraq.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years, following which Talisman has the option to enter into a PSC as operator of Block K39 for a 60% working interest.

The assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 were as follows:

Fair value of net assets acquired	Other

Property, plant and equipment	429

Future income tax	(157)

272

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project (Tangguh), located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million, comprising $213 million in cash and the assumption of $67 million of long-term debt. The Company entered into this transaction in order to further develop its business in Southeast Asia.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in Tangguh were as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	416

Working capital	1

Asset retirement obligations	(2)

Future income tax	(135)

280

The results of Talisman's interest in Tangguh are included on the Consolidated Statements of Income with effect from January 1, 2008.

Other acquisitions

In 2009, Talisman completed minor oil and gas property acquisitions in North America for $28 million in cash.

In 2008, Talisman completed minor oil and gas property acquisitions in North America for a total cost of $71 million, composed of cash of $69 million and properties exchanged of $2 million.

In 2007, Talisman completed minor oil and gas property acquisitions for a total cost of $40 million, composed of cash of $50 million, assumed working capital of $(13) million and properties exchanged of $3 million.

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2009	2008

Balance at January 1 [1]	1,248	1,291

Foreign currency translation	(10)	(43)

Balance at December 31 [1]	1,238	1,248

1.
$3 million (December 31, 2008 – $112 million, January 1, 2008 – $125 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.   Accounts Receivable

December 31	2009	2008

Trade receivables	1,265	1,241

Fair value of derivative contracts (note 15)	30	1,198

Allowance for doubtful accounts	(2)	(20)

Total [1]	1,293	2,419

1.
$nil (2008 – $69 million) has been reclassified to assets of discontinued operations.

6.   Inventories

December 31	2009	2008

Materials and supplies	87	59

Product	57	122

Total [1]	144	181

1.
$4 million (2008 – $13 million) has been reclassified to assets of discontinued operations.

7.   Other Assets

December 31	2009	2008

Accrued pension asset (note 23)	29	32

Fair value of derivative contracts (note 15)	42	43

Investments	36	41

Future tax assets (note 19)	120	57

Note receivable (note 15)	43	31

Other	20	31

Total	290	235

8.   Property, Plant and Equipment

December 31, 2009	Cost	Accumulated DD&A	Net book value [1]

Oil and gas assets	28,263	(9,542)	18,721

Corporate assets	590	(397)	193

	28,853	(9,939)	18,914

December 31, 2008

Oil and gas assets	26,486	(8,065)	18,421

Corporate assets	466	(347)	119

	26,952	(8,412)	18,540

1.
Net book value of $19 million (2008 – $1,348 million) has been reclassified to assets of discontinued operations.

Included in PP&E are capitalized interest costs of $43 million (2008 – $71 million) relating to projects under construction and development. During the year ended December 31, 2009, interest costs of $43 million (2008 – $60 million; 2007 – $83 million) were capitalized.

In 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million, respectively, in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter using year end reserves and updated depletable costs, an incremental DD&A expense of $84 million was booked in the fourth quarter of 2008 to reflect principally price related declines in year-end reserves. For 2009, the impact of adjusting the DD&A expense in the fourth quarter was not significant as an upward price revision of 77.1 mmboe was offset by a higher depletable base and a change in production mix.

As described in note 2a) the methodology for calculating reserves has changed to using average prices. Had year-end prices been used to calculate reserves, this would not have had a significant impact on the loss from continuing operations.

In 2009, impairment expense of $70 million was recorded (2008 – $4 million; 2007 – $9 million), which arose from writing down properties in the North America, UK and Scandinavia segments to their fair value based on estimated discounted net cash flows. The impairment charge is recorded in other expenses on the Consolidated Statements of Income – see note 18.

Non-Depleted Capital

Included in PP&E are the following costs that were not subject to DD&A:

December 31	2009	2008

Undeveloped land

North America	1,112	445

Southeast Asia	333	–

Other	489	519

Acquired unproved reserve costs associated with producing fields [1]

UK	133	371

Scandinavia	–	121

Southeast Asia	–	8

Acquired unproved reserve costs not associated with producing fields [1]

UK	111	122

Scandinavia	100	99

Southeast Asia	51	191

Other	14	16

Exploration costs [2]	798	1,121

Development projects [3]

North America	178	–

UK	445	313

Scandinavia	613	782

Southeast Asia	240	947

Other	56	23

Total	4,673	5,078

1.
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2.
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3.
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2008	Reclassified to depletable and development projects	Expensed to dry hole [1]	Spent during the year [1]	December 31, 2009

North America	548	(241)	(212)	99	194

UK	100	–	(21)	121	200

Scandinavia	15	(4)	(4)	36	43

Southeast Asia	394	–	(166)	6	234

Other	64	–	(26)	89	127

	1,121	(245)	(429)	351	798

	December 31, 2007	Reclassified to depletable and development projects	Expensed to dry hole [1]	Spent during the year [1]	December 31, 2008

North America	492	(182)	(142)	380	548

UK	139	(5)	(42)	8	100

Scandinavia	16	–	(3)	2	15

Southeast Asia	123	(3)	–	274	394

Other	42	(27)	(5)	54	64

	812	(217)	(192)	718	1,121

	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole [1]	Spent during the year [1]	December 31, 2007

North America	503	(163)	(234)	386	492

UK	135	(7)	(91)	102	139

Scandinavia	36	(11)	(24)	15	16

Southeast Asia	33	(31)	–	121	123

Other	62	(12)	(10)	2	42

	769	(224)	(359)	626	812

1.
Costs that are capitalized and expensed to dry hole in the same year are excluded from the continuity.

Costs relating to wells drilled prior to 2009 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2009 and related costs are as follows:

	Years	Number of wells	Cost

North America	2003-2008	8	69

UK	2007-2008	5	99

Scandinavia	2007-2008	2	11

Southeast Asia	2007-2008	8	208

Other	2008	1	16

		24	403

North America wells drilled prior to 2009 are principally in the process of being evaluated or are awaiting completion or the construction of infrastructure. The UK wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed. The Scandinavia and Southeast Asia wells relate to fields where further appraisal drilling is planned. The Other well relates to a field where appraisal drilling is ongoing.

9.   Asset Retirement Obligations (ARO)

At December 31, 2009, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.8 billion (2008 – $4.7 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 6.6% (2008 – 6.7%). Total accretion for the year ended December 31, 2009 of $122 million (2008 – $108 million; 2007 – $93 million) has been included in DD&A expense on the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its PP&E are as follows:

	2009	2008

ARO liability at January 1	1,969	1,850

Liabilities incurred during the year	50	92

Liabilities settled during the year	(50)	(57)

Accretion expense	122	108

Revisions in estimated cash flows	218	68

Foreign currency translation	(96)	(92)

ARO liability at December 31 1, [2]	2,213	1,969

1.
$1 million (December 31, 2008 – $121 million, January 1, 2008 – $157 million) has been reclassified to liabilities of discontinued operations.

2.
Included in December 31, 2009 and December 31, 2008 liabilities are $30 million and $30 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the Consolidated Balance Sheets for a net long-term ARO liability of $2,183 million and $1,939 million, respectively.

Revisions in estimated cash flows occurring in 2009 related to UK obligations and were the result of revisions to estimated abandonment dates resulting from changes in oil price assumptions.

The Company had provided letters of credit at January 1, 2010 in an amount of $815 million as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK.

The Company has assets of $15 million that represent secured funding for its obligations in Southeast Asia.

10. Long-Term Debt

December 31	2009	2008

Bank Credit Facilities 1, [2] (2008 – 1.55%)	–	576

Tangguh Project Financing	106	102

Debentures and Notes (Unsecured) [3]

8.06% medium term notes, due 2009 [2]	–	174

6.89% notes (US$10 million), Series B, due 2010 2, [4]	10	24

4.44% medium term notes (C$350 million), due 2011 [5]	350	350

8.25% notes (US$50 million), due 2014	52	–

5.125% notes (US$375 million), due 2015 [6]	392	459

8.50% notes (US$150 million) due 2016	157	–

6.625% notes (UK£250 million), due 2017	423	448

7.75% notes (US$700 million), due 2019	733	–

7.25% debentures (US$300 million), due 2027	314	367

5.75% notes (US$125 million), due 2035	131	153

5.85% notes (US$500 million), due 2037	524	612

6.25% notes (US$600 million), due 2038	628	735

Gross debt	3,820	4,000

Prepaid financing costs	(40)	(39)

	3,780	3,961

Less: current portion	(10)	–

Long-term debt	3,770	3,961

1.
Rate reflects the weighted average interest rate of instruments outstanding at December 31. Rate is floating rate-based and varies with changes in short-term market interest rates.

2.
The amounts outstanding at December 31, 2008 were classified as long-term debt since the Company had the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities at that time.

3.
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 6.89%, 8.25% and 8.50% notes, which is payable quarterly.

4.
Repayable in annual instalments ending in 2010. US$10 million was repaid during 2009.

5.
The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15 for details.

6.
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (0.71% at December 31, 2009). See note 15 for details.

In 2009, Talisman repaid $970 million of debt from cash on hand.

Bank Credit Facilities

At December 31, 2009, Talisman had unsecured credit facilities totaling $2,760 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $210 million (US$200 million) (Facility No. 5). The maturity dates are June 30, 2012 for Facility No. 1 and September 30, 2012 for Facilities No. 2, No. 3, No. 4 and No. 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2010 and the final maturity date is September 30, 2012. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 16 for a summary of letters of credit.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $106 million was outstanding under these facilities at December 31, 2009 (2008 – $102 million), which is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $211 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Debentures and Notes

In 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 11, 2014 and US$150 million 8.50% Series B Senior Notes due March 11, 2016. Interest on both notes is payable quarterly.

In 2009, Talisman completed a US$700 million offering of 7.75% notes due June 1, 2019. Interest on the notes is payable semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2010	10

2011	350

2012	–

2013	–

2014	52

Subsequent to 2014	3,408

Gross debt	3,820

11. Other Long-Term Obligations

December 31	2009	2008

Accrued pension and other post-employment benefits liability (note 23)	28	60

Fair value of derivative contracts (note 15)	7	69

Discounted obligations under capital leases	94	31

Long-term portion of stock-based compensation liability (note 13)	27	–

Other	12	13

Total	168	173

In 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Storage Offloading (FSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$13 million for the remainder of the lease. The imputed rate of interest on the lease is 6%, and the lease expires in 2016. Of the total discounted liability of $28 million (2008 – $37 million), $5 million (2008 – $6 million) is included in accounts payable and accrued liabilities.

In 2009, the Company entered into a leasing arrangement for the modification, refitting and use of a FSO vessel for use at the Northern Fields development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$13 million for each of the next five years and US$52 million for the remainder of the lease. The imputed rate of interest on the lease is 10%, and the lease expires in 2019. Of the total discounted liability of $85 million, $14 million is included in accounts payable and accrued liabilities.

12. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and long-term debt (including the current portion). The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. The second ratio is calculated using debt as defined above divided by cash flow for the year.

The ratios at December 31, 2009 and 2008 are as follows:

Debt-to-debt plus equity at December 31	2009	2008

Gross debt (note 10)	3,820	4,000

Total equity	11,111	11,150

Debt-to-debt plus equity	26%	26%

Debt-to-cash flow at December 31	2009	2008

Gross debt (note 10)	3,820	4,000

Cash flow	3,961	6,163

Debt-to-cash flow	0.96:1	0.65:1

The calculation of cash flow is as follows:

	2009	2008

Cash provided by operating activities	3,599	6,154

Changes in non-cash working capital	362	9

Cash flow	3,961	6,163

Talisman's debt-to-cash flow was 0.96:1 at December 31, 2009 compared to 0.65:1 at December 31, 2008. The increase was the result of a decrease in cash flow, due principally to lower realized prices during 2009.

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenants include a debt to cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

13. Share Capital and Stock-Based Compensation

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2009		2008		2007

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,014,708,249	2,372	1,018,590,255	2,437	1,063,928,405	2,533

Issued on exercise of stock options	168,315	2	179,994	3	655,950	14

Purchased during the year	–	–	–	–	(45,994,100)	(110)

Purchased for PSU plan (see below)	–	–	(4,062,000)	(68)	–	–

Balance, end of year	1,014,876,564	2,374	1,014,708,249	2,372	1,018,590,255	2,437

During 2009, Talisman declared a dividend of $0.225 per share (2008 – $0.20 per share; 2007 – $0.175 per share) for an aggregate dividend of $229 million (2008 – $204 million; 2007 – $180 million).

Subsequent to December 31, 2009, 29,900 stock options were exercised for shares. In addition, following the vesting of the 2008 PSU plan units on January 31, 2010, the 4,062,000 shares held in trust were used to settle the Company's obligation and, accordingly, were added back to the total issued and outstanding common shares. There were 1,018,968,464 common shares outstanding at February 26, 2010.

No preferred shares have been issued.

Normal Course Issuer Bid

In November 2009, Talisman renewed its normal course issuer bid with the Toronto Stock Exchange, pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010.

During the years ended December 31, 2009 and 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a normal course issuer bid, for a total cost of $951 million.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2009		2008		2007

	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	64,877,521	15.14	63,578,912	13.21	63,921,148	10.79

Granted	12,023,390	13.37	17,071,170	17.71	12,812,895	20.21

Exercised for common shares	(168,315)	5.87	(179,994)	9.00	(655,950)	6.94

Exercised for cash payment	(4,887,191)	9.00	(13,880,528)	9.08	(11,402,848)	7.45

Cancelled/forfeited	(2,355,879)	17.03	(1,712,039)	19.11	(1,096,333)	17.56

Outstanding at December 31	69,489,526	15.22	64,877,521	15.14	63,578,912	13.21

Exercisable at December 31	33,825,777	13.28	30,135,489	10.80	29,722,984	8.32

Options available for future grants pursuant to the Company's Stock Option Plans	40,928,730		45,709,050		47,187,653

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2009	Outstanding options			Exercisable options

Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

4.25 - 5.99	157,175	4.42	–	157,175	4.42

6.00 - 8.99	12,319,359	7.34	3	12,319,359	7.34

9.00 - 11.99	1,609,977	11.36	9	227,965	10.27

12.00 - 14.99	20,180,976	13.62	7	10,333,936	14.01

15.00 - 17.99	643,153	16.60	9	176,056	15.85

18.00 - 22.54	34,578,886	19.17	7	10,611,286	19.64

4.25 - 22.54	69,489,526	15.22	6	33,825,777	13.28

The mark-to-market liability for the stock option plans at December 31, 2009 was $268 million (2008 – $81 million), of which $242 million (2008 – $81 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2009, 1,534,939 stock options were exercised for cash, 29,900 were exercised for shares, 171,985 were granted and 122,822 were cancelled, with 67,973,850 stock options outstanding at February 26, 2010.

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

Continuity of cash units	2009		2008		2007

	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	9,723,082	16.52	9,970,493	15.14	8,352,328	12.68

Granted	1,403,650	13.23	2,184,940	18.06	2,762,980	20.16

Exercised	(732,565)	9.72	(1,984,466)	10.85	(943,220)	7.56

Cancelled/forfeited	(316,065)	18.94	(447,885)	19.43	(201,595)	17.53

Outstanding at December 31	10,078,102	16.42	9,723,082	16.52	9,970,493	15.14

Exercisable at December 31	4,806,867	15.09	3,495,861	11.40	2,605,153	7.67

The range of exercise prices of the Company's cash units is as follows:

December 31, 2009	Outstanding units			Exercisable units

Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 - 8.99	1,054,963	7.55	4	1,054,963	7.55

9.00 - 11.99	153,230	11.06	9	23,745	10.42

12.00 - 14.99	2,770,345	13.68	7	1,557,455	14.01

15.00 - 17.99	62,289	16.85	8	24,980	16.66

18.00 - 20.41	6,037,275	19.36	7	2,145,724	19.61

6.60 - 20.41	10,078,102	16.42	7	4,806,867	15.09

The mark-to-market liability for the cash unit plan at December 31, 2009 was $28 million (2008 – $7 million), of which $27 million (2008 – $7 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2009, 120,020 cash units were exercised, 6,470 were granted and 13,540 were cancelled, with 9,951,012 cash units outstanding at February 26, 2010.

Performance Share Unit (PSU) Plans

Long-Term PSU Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees, pursuant to which 5,520,158 PSUs were granted during the year, which vest on December 31, 2011 to varying degrees (0-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company.

During the year, the Company recorded stock-based compensation of $17 million, including capitalized expense of $2 million, relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved. Based on the Company's performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company's obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million. These shares were held in trust until the PSUs vested. The Company was not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of the common shares held in trust was accounted for as a reduction in outstanding common shares and the trust was consolidated in accordance with Accounting Guideline 15 since it met the definition of a variable interest entity and the Company was the primary beneficiary of the trust.

During the year, the Company recorded stock-based compensation of $52 million (2008 – $20 million), including capitalized expense of $9 million, relating to its 2008 PSU plan, with a corresponding increase in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2009, there were 396,550 (2008 – 316,390) units outstanding. The mark-to-market liability of $8 million (2008 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $4 million related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2009, there were 342,730 (2008 – 250,181) units outstanding (including dividend equivalent RSUs). The mark-to-market liability of $3 million (2008 – $1 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Stock-Based Compensation

For the year ended December 31, 2009, the Company recorded stock-based compensation expense of $290 million (2008 – $73 million recovery; 2007 – $15 million recovery) in respect of the plans described above as follows: stock options – $207 million expense (2008 – $92 million recovery; 2007 – $19 million recovery), cash units – $22 million expense (2008 – $1 million recovery; 2007 – $4 million expense), 2008 PSU plan – $43 million (2008 – $20 million), long-term PSU plan – $15 million and RSUs – $3 million (2008 – $nil; 2007 – $nil).

During the year, the Company paid cash of $52 million (2008 – $211 million; 2007 – $168 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized stock-based compensation expense of $42 million (2008 – $6 million; 2007 – $3 million).

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $307 million (2008 – $93 million), $280 million (2008 – $93 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $27 million (2008 – $nil) is included in other long-term obligations.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	2009	2008	2007

Accumulated other comprehensive income (loss) at beginning of year

Derivative financial instruments designated as cash flow hedges	1	(16)	–

Foreign currency translation adjustments	(273)	(173)	122

	(272)	(189)	122

Adjustment due to adoption of new accounting policies

Derivative financial instruments designated as cash flow hedges (note 2)	–	–	82

Other comprehensive income (loss) for the year

Derivative financial instruments designated as cash flow hedges

Gains (losses) arising during the year	39	(50)	21

(Gains) losses recognized in net income	(40)	67	(119)

Foreign currency translation adjustments	(317)	(100)	(295)

	(318)	(83)	(393)

Accumulated other comprehensive income (loss) at end of year

Derivative financial instruments designated as cash flow hedges	–	1	(16)

Foreign currency translation adjustments	(590)	(273)	(173)

	(590)	(272)	(189)

15. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2009 is composed of cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value. The note receivable is classified as held-for-trading financial instruments and presented at fair value calculated using discounted cash flows, and the Black-Scholes model is used to value the conversion feature.

Borrowings under bank credit facilities are short-term in nature and are market rate based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31 was $4 billion (2008 – $3.3 billion), while the carrying value was $3.8 billion (2008 – $4 billion).

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for debt instruments with maturity dates that are similar, or in close approximation to, the maturity dates of the corresponding financial instrument. The Company's liabilities have decreased by $8 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
level 2 – inputs other than quoted prices included within level that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange ("NYMEX") and independent price publications.

•
level 3 – inputs that are less observable, unavailable or where the observable data do not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as at December 31, 2009:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value

Assets

Interest rate swaps	–	27	–	27

Cross currency swaps	–	28	–	28

Commodity swaps	–	3	–	3

Commodity collars	–	14	–	14

Note receivable	–	–	43	43

	–	72	43	115

Liabilities

Cross currency swaps	–	1	–	1

Commodity swaps	–	9	–	9

Commodity collars	–	273	–	273

	–	283	–	283

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	2009	2008

Balance at January 1	31	–

Issuance	–	40

Realized and unrealized gains (losses)	12	(9)

Balance at December 31	43	31

Unobservable inputs utilized to determine the fair value of the note receivable include the weighted average cost of capital and volatility of the common shares of the counterparty.

Risk Management Assets and Liabilities

Derivative instrument	Balance sheet caption	2009	2008

Assets

Interest rate swaps	Accounts receivable	13	12

Interest rate swaps	Other assets	14	43

Cross currency swaps	Other assets	28	–

Commodity contracts	Accounts receivable	17	1,186

Risk management assets		72	1,241

Liabilities

Cross currency swaps	Accounts payable and accrued liabilities	1	3

Cross currency swaps	Other long-term obligations	–	22

Commodity contracts	Accounts payable and accrued liabilities	275	27

Commodity contracts	Other long-term obligations	7	47

Risk management liabilities		283	99

Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. At December 31, 2009, Talisman had outstanding short-term foreign exchange forward contracts in the amount of $170 million which matured in January 2010.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2009, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes due 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive loss and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. For the year ended December 31, 2009, the net increase in other comprehensive loss resulting from these contracts was $1 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In order to reduce Talisman's exposure to exchange rate fluctuations, the Company has designated loans denominated in the foreign currencies of its self-sustaining operations as effective net investment hedges. For the year ended December 31, 2009, losses of $63 million have been included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt and $174 million of Canadian debt, which was repaid during the fourth quarter.

In respect of financial instruments existing at December 31, 2009, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $6 million in net income and an decrease of $6 million in other comprehensive loss in the year ended December 31, 2009. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2009, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2009, the fair value of the fixed-to-floating interest rate swaps decreased by $28 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2009, a 1% increase in interest rates would have $nil impact on net income and $nil impact on other comprehensive loss in the year ended December 31, 2009. This result was achieved because the impact that a 1% increase in interest rates has on cash and cash equivalents and the note receivable was offset with the impact that a 1% increase in interest rates has on the Company's interest rate swap. These items may not offset in future periods.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be sought from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2009 included $84 million of letters of credit.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2009, approximately 89% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Derivative counterparty exposure decreased during 2009 due principally to the settlement of contracts. The Company diversifies its derivative counterparty exposure.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program. Liquidity risk was significantly reduced during 2009 by virtue of the Company's significant cash balance ($1.7 billion at December 31, 2009).

Talisman maintains appropriate un-drawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate un-drawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2014, with $10 million maturing in 2010 and $350 million maturing in 2011.

At December 31, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. During 2009, the Company diversified its maturities and enhanced liquidity through the private placement and notes offering described in note 10.

Except for derivatives that mature as noted below, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During the year, no gains or losses arose as a result of commodity derivative instruments designated as hedges, all such hedges having expired, and consequently there was no impact on recorded sales. In 2008, realized losses related to commodity derivatives instruments designated as hedges resulted in a decrease of recorded sales of $28 million (2007 – $104 million increase).

During the year, the Company recorded a loss of $412 million (2008 – $1,664 million gain; 2007 – $25 million loss) in respect of the note receivable, the fixed-to-floating interest rate swap and commodity derivative instruments designated as held-for-trading financial instruments, including a realized gain of $989 million (2008 – $489 million; 2007 – $40 million) which is included in cash provided by operating activities.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value

ICE index	Jan-Mar 2010	20,638	7.28	3

ICE index	Apr-Sep 2010	20,638	5.98	–

ICE index	Oct-Dec 2010	17,824	7.03	(2)

ICE index	Jan-Mar 2011	17,824	7.03	(4)

ICE index	Apr-Jun 2011	16,886	6.41	(3)

				(6)

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value

Dated Brent oil index	Jan-Dec 2010	28,000	52.57/80.14	(84)

Dated Brent oil index	Jan-Dec 2010	25,000	71.72/90.00	(1)

WTI	Jan-Dec 2010	22,000	50.20/60.87	(187)

				(272)

Two-way collars	Term	mcf/d	Floor/ceiling C$/mcf	Fair value

AECO index	Jan-Jun 2010	94,820	5.82/7.17	8

AECO index	Jan-Dec 2010	47,410	5.78/7.39	6

				14

Two-way collars	Term	mcf/d	Floor/ceiling US$/mcf	Fair value

NYMEX index	Jul-Dec 2010	95,000	5.90/7.03	(1)

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2009, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $16 million for the year ended December 31, 2009. A similar decrease in commodity prices would result in an increase in net income of approximately $17 million for the year ended December 31, 2009. The sensitivity of net income to commodity price changes is dependent on commodity price assumptions.

16. Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff's appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff's proposed third amended complaint. The plaintiffs have indicated they intend to request the US Supreme Court to hear an appeal of the Second Circuit Court of Appeals decision. Talisman believes the lawsuit is entirely without merit.

Estimated Future Minimum Commitments 1

During the year, Talisman incurred rental expense of $782 million (2008 – $768 million; 2007 – $670 million) in respect of its operating leases.

Estimated future commitments for 2010 and beyond are as follows:

	2010	2011	2012	2013	2014	Subsequent to 2014	Total

Office leases	41	37	32	31	31	10	182

Vessel leases	195	167	166	131	86	77	822

Transportation and processing commitments [2]	191	197	162	121	121	460	1,252

Minimum work commitments	251	204	193	76	75	19	818

Abandonment obligations	30	42	18	41	82	4,549	4,762

Other service contracts [3]	569	237	100	45	50	61	1,062

Total	1,277	884	671	445	445	5,176	8,898

1.
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2009 exchange rate.

2.
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

3.
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

Talisman's estimated total undiscounted future ARO at December 31, 2009 was $4.8 billion (2008 – $4.7 billion), approximately 61% of which relates to Talisman's UK operations. At December 31, 2009, Talisman had accrued $2.2 billion (2008 – $2 billion) of this liability. The Company had provided letters of credit at January 1, 2010 in an amount of $1.4 billion, of which $815 million were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $236 million of abandonment letters of credit in place from January 1, 2010 until December 31, 2010 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments. The Company had the following physical commodity contracts outstanding at December 31, 2009:

	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2010	14,223	6.33

AECO natural gas collars	Jan-Dec 2010	175,417	6.33/7.55

AECO natural gas swaps	Jan 2010-Dec 2011	3,671	3.10

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on a percentage of an energy equivalent basis. The minimum volume commitment under this contract is approximately 236 bcf over the remaining 12 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is approximately 260 bcf over the remaining 14 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 713 bcf over the remaining 14 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

17. Other Revenue

Years ended December 31	2009	2008	2007

Pipeline and custom treating tariffs [1]	85	90	85

Investment income	11	14	21

Marketing income	19	8	12

Total	115	112	118

1.
$13 million (2008 – $38 million; 2007 – $97 million) has been reclassified to net income from discontinued operations.

18. Other Expenses, Net

Years ended December 31	2009	2008	2007

Net gain on asset disposals	(37)	(66)	(12)

Foreign exchange loss (gain)	(15)	(165)	53

Property impairments	70	4	9

Restructuring [2]	18	–	–

Inventory writedown	15	1	–

Bad debts	(18)	18	–

Miscellaneous interest	18	1	20

Other [1]	(3)	28	(34)

Total	48	(179)	36

1.
$3 million (2008 – $7 million; 2007 – $(4) million) has been reclassified to net income from discontinued operations.

2.
Relates to charges incurred in connection with the reorganization of the Company's North America operations, which was completed in 2009.

19. Taxes

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

Years ended December 31	2009	2008	2007

Current income tax (recovery)

North America	171	(55)	73

UK	189	756	49

Scandinavia	51	243	181

Southeast Asia	243	353	294

Other	66	78	59

	720	1,375	656

Future income tax (recovery)

North America	(459)	483	(264)

UK	(109)	(194)	306

Scandinavia	6	(85)	(91)

Southeast Asia	(100)	(27)	(28)

Other	(24)	(23)	7

	(686)	154	(70)

Total [1]	34	1,529	586

1.
$161 million (2008 – $184 million; 2007 – $407 million) has been reclassified to net income from discontinued operations.

The components of the net future tax liability at December 31 are as follows:

	2009	2008

Future tax liabilities

Property, plant and equipment	4,827	4,863

Other	186	505

	5,013	5,368

Future tax assets

Asset retirement obligations	1,093	972

Other	252	146

	1,345	1,118

Net future tax liability [1]	3,668	4,250

1.
$5 million (2008 – $59 million) has been reclassified to liabilities of discontinued operations.

The net future tax liability at December 31 is presented in the balance sheet as follows:

	2009	2008

Future tax liabilities	3,788	4,307

Future tax assets (note 7)	(120)	(57)

	3,668	4,250

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.26% for the year ended December 31, 2009 (2008 – 29.79%; 2007 – 32.41%) to income from continuing operations as follows:

Years ended December 31	2009	2008	2007

Income (loss) from continuing operations before taxes	(566)	4,827	1,748

Statutory income tax rate	29.26%	29.79%	32.41%

Income taxes calculated at the Canadian statutory rate	(166)	1,438	567

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates	–	–	(180)

Non-taxable expense (income)	29	(51)	(24)

Tax on items not included in income from continuing operations	60	(81)	101

Deductible PRT expense	(51)	(81)	(83)

Difference between future and statutory tax rates	47	(100)	2

Higher foreign tax rates	179	523	245

Uplift tax benefit	(70)	(53)	(25)

Other	6	(66)	(17)

Income taxes	34	1,529	586

At December 31, 2009, Talisman had unused non-capital tax losses of $428 million (2008 – $102 million; 2007 – $101 million). The majority of these losses arose in the US and expire between 2028 and 2029.

Changes in the Company's unrecognized tax benefit are as follows:

	2009	2008

Unrecognized tax benefit at January 1	67	83

Increases due to prior period tax positions	14	–

Decreases due to prior period tax positions	(55)	(3)

Decreases due to current period tax positions	–	(2)

Increases due to settlement with taxation authorities	8	2

Decreases due to settlements with taxation authorities	(1)	(13)

Unrecognized tax benefit at December 31	33	67

Talisman's entire unrecognized tax benefit as at December 31, 2009 and December 31, 2008, if recognized, would affect the Company's effective tax rate.

Of the decreases due to prior period tax positions of $55 million, $49 million is the result of the Company having conceded a tax position as a result of an unfavourable court decision involving another taxpayer in a similar transaction.

No significant change in the total unrecognized tax benefit is expected in 2010.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2009 was $1 million (2008 – $2 million; 2007 – $6 million). The total amount of accrued interest and penalties was $nil at December 31, 2009 (2008 – $18 million).

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination

Canada	1987 to date

US	2005 to date

UK	2002 to date

Norway	2003 to date

Malaysia	2003 to date

Indonesia	1999 to date

Vietnam	2001 to date

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $65 million (2008 – $83 million; 2007 – $262 million) and future tax expense of $43 million (2008 – $93 million; 2007 – $4 million recovery). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

20. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2009	2008	2007

Depreciation, depletion and amortization	2,674	2,890	2,107

Dry hole	584	492	595

Net gain on asset disposals	(37)	(66)	(12)

Stock-based compensation expense (recovery)	213	(284)	(183)

Future income taxes and deferred PRT (recovery)	(645)	247	(74)

Unrealized (gains) losses on held-for-trading financial instruments	1,390	(1,222)	65

Financial instruments contract premium	11	46	–

Other	93	44	58

	4,283	2,147	2,556

Changes in Non-Cash Operating Working Capital

Years ended December 31	2009	2008	2007

Accounts receivable	(71)	3	(91)

Inventories	(17)	(43)	77

Prepaid expenses	3	(5)	13

Asset retirement obligations expenditures [1]	(33)	(57)	(46)

Accounts payable and accrued liabilities	(117)	(11)	(186)

Income and other taxes payable	(127)	104	(24)

Net use of cash	(362)	(9)	(257)

1.
$30 million of the asset retirement expenditures in 2009 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2008

Other Cash Flow Information

Years ended December 31	2009	2008	2007

Cash interest paid (net of capitalized interest)	215	162	232

Cash income taxes paid	920	1,385	997

21. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $1.7 billion, arising largely from the disposition of assets described in note 3, $190 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

22. Weighted Average Number of Common Shares Outstanding – Basic and Diluted

(millions)	2009	2008	2007

Weighted average number of common shares outstanding – basic	1,015	1,017	1,032

Dilution effect of stock options	–	17	24

Weighted average number of common shares outstanding – diluted	1,015	1,034	1,056

Outstanding stock options are the only instruments that are dilutive to net income per share.

As a result of the net loss from continuing operations, the effect of outstanding stock options on per share amounts is anti-dilutive in 2009. In 2008, 26,985,720 (2007 – 10,859,778) stock options that were anti-dilutive were excluded from the computation of diluted net income per share.

23. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company also provides post-employment benefits to its retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 55% of the accrued benefit obligation at December 31, 2009, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the Canadian employee and executive pension plans for funding purposes was at December 31, 2008, with the next valuation at December 31, 2009. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2009, with the next valuation at March 31, 2012.

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations:

	2009	2008	2007

Accrued benefit obligation

Discount rate (%)	5.8	6.5	5.5

Rate of compensation increase (%)	4.9	4.6	4.8

Benefit expense

Discount rate (%)	6.5	5.5	5.0

Expected long-term rate of return on plan assets (%)	5.8	6.6	6.8

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2036	2036	2018

The discount rate assumptions used to determine pension and post-retirement benefit plan obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian defined benefit plans' investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings.

The UK defined benefit plan's investment policy is designed to spread risks across a range of different sources. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK plan's investments are UK government and corporate bonds, UK equities and international equities. Plan assets are actively managed, with investment managers maintaining the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian employee and executive plans that account for 34% of total plan assets is 50% equities and 50% bonds. The approximate target allocation for the UK plan that accounts for 54% of total plan assets is 45% UK equities, 35% international equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian equity pooled funds.

The allocation of defined benefit plan assets is as follows:

	2009	2008	2007

Equity securities (%)	60	58	71

Fixed income (%)	32	32	27

Cash (%)	6	8	2

Real estate (%)	2	2	–

	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 15 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit plan assets at December 31, 2009 by asset category are as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	14	–	–	14

Pooled Funds

Canadian companies	7	–	–	7

US companies	31	–	–	31

International companies	87	–	–	87

Corporate bonds	70	–	–	70

International government securities	5	–	–	5

Real estate	–	–	4	4

	214	–	4	218

Net Benefit Expense

The net benefit expense for the pension plans is as follows:

	2009	2008	2007

Current service cost – defined benefit	20	22	21

Interest cost	16	15	12

Actual return on plan assets	(24)	37	(7)

Actuarial (gain) loss on accrued benefit obligation	42	(39)	2

Other	–	–	(3)

Costs arising during the year	54	35	25

Differences between costs arising during the year and net benefit expense

Return on plan assets	13	(52)	(7)

Actuarial loss (gain)	(35)	44	2

Prior service benefit	1	1	(3)

Amortization of net transitional asset	(1)	(1)	(1)

Defined benefit plan expense	32	27	16

Defined contribution plan expense	14	13	11

Net benefit expense	46	40	27

The net benefit expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1k).

The net benefit expense for other post-retirement benefit plans for the year ended December 31, 2009 was $1 million (2008 – $1 million).

Obligation and Funded Status

Information about the Company's defined pension benefit plans is as follows:

	2009 Pension plans grouped by funded status		2008 Pension plans grouped by funded status
	Surplus [1]	Deficit [1]	Surplus [1]	Deficit [1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	54	189	66	196

Current service cost	–	20	1	21

Interest cost	4	12	4	11

Actuarial loss (gain)	6	36	(11)	(28)

Plan participants' contributions	–	2	–	1

Benefits paid	(4)	(14)	(5)	(4)

Foreign currency translation	–	(7)	–	(9)

Other	–	–	(1)	1

Accrued benefit obligation, end of year	60	238	54	189

Plan assets

Fair value of plan assets, beginning of year	59	99	96	109

Actual return on plan assets	9	15	(18)	(19)

Employer contributions	1	59	–	21

Plan participants' contributions	–	2	–	1

Surplus applied to defined contribution plan	–	–	(12)	–

Benefits paid	(4)	(14)	(5)	(4)

Expenses	–	(3)	(2)	(1)

Foreign currency translation	–	(5)	–	(8)

Fair value of plan assets, end of year	65	153	59	99

Funded status – surplus (deficit) [2]	5	(85)	5	(90)

Unamortized net actuarial loss	24	62	29	33

Unamortized prior service cost	–	5	–	6

Unamortized net transitional (asset) obligation	–	1	(2)	2

Net accrued benefit asset (liability)	29	(17)	32	(49)

1.
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2.
$60 million (2008 – $57 million) of the funding deficit is secured by letters of credit.

The projected future benefit payments are as follows:

2010	2011	2012	2013	2014	2015-2019

10	11	11	11	12	77

Actual 2009 employer contributions exceeded projected contributions due principally to additional voluntary contributions in the UK totaling $23 million. During 2010, the Company expects to make contributions of $36 million to its defined benefit pension plans.

At December 31, 2009, the actuarial net present value of the accrued benefit obligation for other post-employment benefits plan was $11 million (2008 – $11 million). The other post-employment benefits plan provides medical, dental and life insurance benefits for active and retired employees. The effect of a 1% change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

24. Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America [1]			UK			Scandinavia
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue

Gross sales	1,911	3,636	2,574	2,188	3,458	2,606	986	1,192	827

Hedging gain (loss)	–	–	110	–	(28)	(6)	–	–	–

Royalties	246	631	462	5	13	4	–	–	–

Net sales	1,665	3,005	2,222	2,183	3,417	2,596	986	1,192	827

Other	93	84	76	19	25	18	3	3	22

Total revenue	1,758	3,089	2,298	2,202	3,442	2,614	989	1,195	849

Segmented expenses

Operating	539	534	446	878	942	872	285	276	279

Transportation	59	68	65	46	49	51	54	35	34

DD&A	1,062	1,052	967	781	1,144	605	406	416	264

Dry hole	179	269	359	30	93	104	69	90	83

Exploration	84	165	148	18	54	40	22	50	34

Other	(19)	(86)	(48)	72	23	25	(5)	15	(9)

Total segmented expenses	1,904	2,002	1,937	1,825	2,305	1,697	831	882	685

Segmented income (loss) before taxes	(146)	1,087	361	377	1,137	917	158	313	164

Non-segmented expenses

General and administrative

Interest on long-term debt

Stock-based compensation

Currency translation

(Gain) loss on held-for-trading financial instruments

Total non-segmented expenses

Income (loss) from continuing operations before taxes

Capital expenditures

Exploration	1,312	1,427	849	149	188	246	157	165	148

Development	492	847	764	531	545	959	528	660	436

Midstream	26	41	80	–	–	–	–	–	–

Exploration and development	1,830	2,315	1,693	680	733	1,205	685	825	584

Property acquisitions

Proceeds on dispositions

Other non-segmented

Net capital expenditures [4]

Property, plant and equipment	8,638	8,259	7,023	4,549	4,738	5,683	2,040	1,745	1,536

Goodwill	211	211	213	289	306	335	628	602	639

Other	634	833	984	386	253	301	226	154	172

Discontinued operations	–	996	1,012	–	165	161	–	93	301

Segmented assets	9,483	10,299	9,232	5,224	5,462	6,480	2,894	2,594	2,648

Non-segmented assets

Total assets

1	North America	2009	2008	2007

	Canada	1,637	2,862	2,088

	US	121	227	210

	Total revenue	1,758	3,089	2,298

	Canada	7,476	7,458	6,633

	US	1,162	801	390

	Property, plant and equipment	8,638	8,259	7,023

	Southeast Asia [2]			Other [3]			Total
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue

Gross sales	1,995	2,479	2,096	448	510	398	7,528	11,275	8,501

Hedging gain (loss)	–	–	–	–	–	–	–	(28)	104

Royalties	675	1,066	843	229	291	178	1,155	2,001	1,487

Net sales	1,320	1,413	1,253	219	219	220	6,373	9,246	7,118

Other	–	–	2	–	–	–	115	112	118

Total revenue	1,320	1,413	1,255	219	219	220	6,488	9,358	7,236

Segmented expenses

Operating	255	195	169	40	20	26	1,997	1,967	1,792

Transportation	55	48	47	8	7	7	222	207	204

DD&A	382	254	248	43	24	23	2,674	2,890	2,107

Dry hole	253	13	48	53	27	1	584	492	595

Exploration	75	84	22	102	76	70	301	429	314

Other	9	29	6	7	5	9	64	(14)	(17)

Total segmented expenses	1,029	623	540	253	159	136	5,842	5,971	4,995

Segmented income (loss) before taxes	291	790	715	(34)	60	84	646	3,387	2,241

Non-segmented expenses

General and administrative							334	294	223

Interest on long-term debt							192	168	207

Stock-based compensation							290	(73)	(15)

Currency translation							(16)	(165)	53

(Gain) loss on held-for-trading financial instruments							412	(1,664)	25

Total non-segmented expenses							1,212	(1,440)	493

Income (loss) from continuing operations before taxes							(566)	4,827	1,748

Capital expenditures

Exploration	233	318	172	217	149	144	2,068	2,247	1,559

Development	444	459	340	46	8	24	2,041	2,519	2,523

Midstream	–	–	–	–	–	–	26	41	80

Exploration and development	677	777	512	263	157	168	4,135	4,807	4,162

Property acquisitions							438	452	317

Proceeds on dispositions							(323)	(100)	(45)

Other non-segmented							47	64	41

Net capital expenditures [4]							4,299	5,223	4,475

Property, plant and equipment	2,864	2,984	2,030	823	814	227	18,914	18,540	16,499

Goodwill	110	129	104	–	–	–	1,238	1,248	1,291

Other	427	304	293	156	128	39	1,829	1,672	1,789

Discontinued operations	–	–	–	40	290	284	40	1,544	1,758

Segmented assets	3,401	3,417	2,427	1,019	1,232	550	22,021	23,004	21,337

Non-segmented assets							1,597	1,271	83

Total assets							23,618	24,275	21,420

2	Southeast Asia	2009	2008	2007	3	Other	2009	2008	2007	4	Excluding corporate acquisitions

	Indonesia	693	863	591		Algeria	219	219	220

	Malaysia	400	424	445		Total revenue	219	219	220

	Vietnam	101	33	56		Algeria	193	221	193

	Australia	126	93	163		Other	630	593	34

	Total revenue	1,320	1,413	1,255		Property, plant and equipment	823	814	227

	Indonesia	906	990	820

	Malaysia	1,171	1,291	899

	Vietnam	241	456	147

	Papua New Guinea	337	–	–

	Australia	209	247	164

	Property, plant and equipment	2,864	2,984	2,030

25. Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below. Comparative US GAAP amounts have been restated as a result of the restatement of comparative Canadian GAAP amounts for operations classified as discontinued in 2009 (see note 3).

Balance Sheet Items in Accordance with US GAAP

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
December 31 (millions of C$)		2009		2008

				(restated – see note 3)	(restated)
Current assets		3,154	3,154	2,928	2,928

Property, plant and equipment	1-3	18,914	19,060	18,540	18,727

Other non-current assets	4,8	1,550	1,502	2,807	2,760

		23,618	23,716	24,275	24,415

Current liabilities	9	2,601	2,881	2,818	2,957

Long-term debt		3,770	3,770	3,961	3,961

Deferred income taxes	2	3,720	3,597	4,007	3,936

Other non-current liabilities	4,8,9	2,416	2,524	2,339	2,392

		12,507	12,772	13,125	13,246

Shareholders' equity

Common shares		2,374	2,374	2,372	2,372

Contributed surplus	5	153	170	84	101

Retained earnings	1-5,8,9	9,174	9,044	8,966	9,001

Accumulated other comprehensive loss	4,8,10	(590)	(644)	(272)	(305)

Total liabilities and shareholders' equity		23,618	23,716	24,275	24,415

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

			(restated – see note 3)	(restated – see note 3)
Net income – Canadian GAAP		437	3,519	2,078

Depreciation, depletion and amortization	1-3	(16)	(19)	(29)

(Loss) gain on derivative instruments	4	(2)	39	(9)

Deferred income taxes	2	44	(21)	34

Stock-based compensation	9	(163)	(5)	(103)

Interest on long-term debt	4	(3)	(3)	(3)

Net gain on disposition of discontinued operations		(25)	–	–

		(165)	(9)	(110)

Net income – US GAAP		272	3,510	1,968

Per common share amounts US GAAP (C$)

Basic

Net income (loss) from continuing operations – US GAAP		(0.84)	3.06	0.77

Net income from discontinued operations		1.10	0.39	1.14

Net income		0.27	3.45	1.91

Diluted

Net income (loss) from continuing operations		(0.84)	3.02	0.75

Net income from discontinued operations		1.10	0.38	1.11

Net income		0.27	3.40	1.86

Comprehensive Income (Loss) in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

Net income – US GAAP		272	3,510	1,968

Foreign currency – translation of self-sustaining operations		1,537	(2,286)	947

Foreign currency – translation into reporting currency		(1,854)	2,186	(1,242)

Employee benefits, net of tax	8	(21)	(3)	(13)

Change in fair value of cash flow hedges, net of tax	4	(1)	17	(98)

Other comprehensive loss – US GAAP		(339)	(86)	(406)

Comprehensive income (loss) – US GAAP		(67)	3,424	1,562

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2009	2008	2007

Operating

Cash provided by operating activities	6	3,298	5,725	3,756

Investing

Cash used in investing activities	6	(1,566)	(4,545)	(2,925)

Financing

Cash provided by (used in) financing activities	7	12	(1,655)	(393)

Effect of translation on foreign currency cash and cash equivalents		(133)	32	(5)

Net increase (decrease) in cash and cash equivalents		1,611	(443)	433

Cash and cash equivalents, beginning of year	7	93	536	103

Cash and cash equivalents, end of year	7	1,704	93	536

GAAP Differences

25.1)   Gains on Property Exchanges:   In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

25.2)   Income Taxes and DD&A Expense:   In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in PP&E. As a result of the implementation method, further differences in DD&A expense and the net gain on dispositions of discontinued operations result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

25.3)   Impairments:   In 2004, the Company adopted a Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, PP&E must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

25.4)   Forward Foreign Exchange Contracts and Other Financial Instruments:   The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, the Company adopted a new US standard, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The standard requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheet at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive income with any ineffective portion recognized in net income. For fair value hedges, both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences arose after that date.

25.5)   Appropriation of Contributed Surplus:   In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

25.6)   Cash Provided by Operating Activities Presentation:   Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

25.7)   Cash and Cash Equivalents:   Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

25.8)   Employee Future Benefits:   In 2006, the Company adopted recognition and disclosure provisions of a new US standard, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. This standard requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income (loss) and charged to net income. In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $25 million (2008 – $27 million), other long-term liabilities have increased by $67 million (2008 – $37 million) and future tax liabilities have been reduced by $23 million (2008 – $16 million), with the balance of $69 million (2008 – $48 million) recorded in accumulated other comprehensive income (loss). Also under this standard, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive income (loss) are as follows:

(millions of C$)	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional obligation	–	(1)	(1)

Past service costs	–	(5)	(5)

Net actuarial loss	(24)	(62)	(86)

Future tax assets	6	17	23

Included in accumulated other comprehensive income (loss)	(18)	(51)	(69)

Prior to 2006, the Company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The accumulated benefit obligation, which includes no allowance for future salary levels, was $233 million at December 31, 2009 (2008 – $182 million).

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset of $nil, net actuarial losses of $12 million and past service costs of $1 million.

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

25.9)   Stock-Based Compensation:   Effective January 1, 2006, the Company adopted a new US standard, as amended, Share-Based Payments, subsequent to which the Company's stock-based compensation plans are classified as liability instruments under US GAAP. Prior to 2006, there was no GAAP difference and stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under the new standard, as amended, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. A description of the Company's stock-based compensation plans is provided in note 13.

Under US GAAP, the Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2009	2008

Expected volatility	47%	44%

Risk free interest rate	2.8%	2.2%

Expected term (years)	5.0	5.0

Expected forfeiture rate	8.1%	7.8%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2009, the total stock-based compensation expense was $453 million (2008 – $68 million recovery; 2007 – $88 million expense), of which $105 million (2008 – $20 million recovery; 2007 – $26 million expense) is allocated to operating expenses, $188 million (2008 – $43 million recovery; 2007 – $55 million expense) is allocated to general and administrative expenses and $160 million (2008 – $5 million recovery; 2007 – $7 million expense) is allocated to exploration expenses. The stock-based compensation expense net of tax was $338 million (2008 – $48 million recovery; 2007 – $66 million).

The total number of options and cash units expected to vest as at December 31, 2009 was 75.7 million, with a weighted average remaining contractual life of 6.8 years, a weighted average exercise price of $15.36 and an aggregate intrinsic value of $337 million.

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Weighted Average Grant Date Fair Value ($)	Cash Units	Weighted Average Grant Date Fair Value ($)

Unvested at December 31, 2007	33,855,928	17.51	7,365,340	17.78

Granted	17,071,170	17.71	2,184,940	18.06

Vested	(14,528,123)	14.22	(2,878,891)	14.40

Forfeited/expired	(1,656,943)	19.18	(444,168)	19.47

Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

Granted	12,023,390	13.37	1,403,650	13.23

Vested	(9,364,247)	19.31	(2,161,929)	19.50

Forfeited/expired	(1,737,426)	16.20	(197,707)	18.44

Unvested at December 31, 2009	35,663,749	17.06	5,271,235	17.63

At December 31, 2009, there was unrecognized compensation expense of $143 million (2008 – $54 million; 2007 – $60 million), which the Company expects to recognize over a weighted average period of 2.2 years (2008 – 2.2 years).

25.10)   Accumulated Other Comprehensive Income (Loss):   Accumulated other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The

Company's accumulated other comprehensive income (loss) is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) adjustments and adjustments related to the funded status of the Company's benefit plans.

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007 are as follows:

(millions of C$)	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total

Balance at December 31, 2006	122	97	(33)	186

Change in foreign currency translation adjustment	(295)	–	–	(295)

Change in fair value of derivatives (net of tax of $14 million)	–	(98)	–	(98)

Employee benefits (net of tax of $3 million)	–	–	(12)	(12)

Balance at December 31, 2007	(173)	(1)	(45)	(219)

Change in foreign currency translation adjustment	(100)	–	–	(100)

Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17

Employee benefits (net of tax of $1 million)	–	–	(3)	(3)

Balance at December 31, 2008	(273)	16	(48)	(305)

Change in foreign currency translation adjustment	(317)	–	–	(317)

Change in fair value of derivatives (net of tax of $1 million)	–	(1)	–	(1)

Employee benefits (net of tax of $7 million)	–	–	(21)	(21)

Balance at December 31, 2009	(590)	15	(69)	(644)

25.11)   Additional Information:   The Company has a financing structure whereby subsidiaries have US$1.25 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Newly Issued or Adopted US Accounting Standards

a) Extractive Activities – Oil and Gas

In January 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. In the fourth quarter of 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

b) Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

c) Fair Value Measurement

In January 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment will be effective for Talisman's 2010 reporting and is not expected to have a material impact on the Company's results or financial position.

In 2008, Talisman adopted Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Fair Value Measurements did not have a material impact on Talisman's results or financial position. The disclosure required by this standard is provided in note 15.

In 2009, FASB issued recommendations, which amend Fair Value Measurements by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

In 2007, the FASB issued The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. The adoption of this standard did not have a material impact on Talisman's results or financial position.

d) Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15.

e) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of this standard during 2008 did not have an impact on the Company's results or financial position.

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23.

f) Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination.

On January 1, 2009, Talisman adopted this standard prospectively, which did not materially impact the Company's results of operations or financial position.

g) Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

(millions of US$ unless otherwise stated)	2009	2008	2007

Total revenue [1]	5,682	8,779	6,764

Net income	238	3,293	1,840

Net income per common share (US$/share)	0.23	3.24	1.78

Average exchange rate (US$/C$)	0.8757	0.9381	0.9348

1.
Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.

SUPPLEMENTARY OIL AND GAS INFORMATION

(unaudited)

The 2009 supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. Comparative information was prepared in accordance with the predecessor standard SFAS No. 69: Disclosure About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 3 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America [2]				Southeast Asia [5]
(millions of C$)		Canada	US	UK [3]	Scandinavia [4]	Indonesia	Other SEA	Other [6]	Total

2009
Net oil and gas revenue derived from proved reserves [1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America [2]		UK [3]	Scandinavia [4]	Southeast Asia [5]		Other [6]	Total

2008
Net oil and gas revenue derived from proved reserves [1]		3,272		3,548	1,235		1,413	418	9,886

Less:	Production costs	594		1,009	280		195	34	2,112

	Transportation	68		52	35		48	9	212

	Exploration and dry hole expense	444		148	141		87	117	937

	Depreciation, depletion and amortization	1,079		1,150	477		251	61	3,018

	Tax expense	270		658	224		392	115	1,659

Results of operations		817		531	78		440	82	1,948

2007
Net oil and gas revenue derived from proved reserves [1]		2,670		2,942	899		1,254	411	8,176

Less:	Production costs	538		992	289		169	39	2,027

	Transportation	66		70	35		47	8	226

	Exploration and dry hole expense	525		148	116		70	142	1,001

	Depreciation, depletion and amortization	1,030		626	341		243	59	2,299

	Tax expense	116		643	95		359	102	1,315

Results of operations		395		463	23		366	61	1,308

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
The North America reporting segment includes operations in Canada and the US.

3.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

6.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

Capitalized Costs Related to Oil and Gas Activities

Years ended December 31		North America [1]				Southeast Asia [4]
(millions of C$)		Canada	US	UK [2]	Scandinavia [3]	Indonesia	Other SEA	Other [5]	Total

2009
Proved properties		7,106	1,351	8,603	3,313	1,275	2,635	410	24,693

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		7,992	1,771	9,047	3,456	1,347	3,181	1,040	27,834

Less:	Accumulated depreciation, depletion and amortization	1,064	608	4,498	1,414	488	1,176	203	9,451

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America [1]		UK [2]	Scandinavia [3]	Southeast Asia [4]		Other [5]	Total

2008
Proved properties		9,354		8,559	2,638		3,934	731	25,216

Unproved properties		774		569	227		522	650	2,742

Incomplete wells and facilities		218		23	8		71	42	362

		10,346		9,151	2,873		4,527	1,423	28,320

Less:	Accumulated depreciation, depletion and amortization	1,911		4,329	1,064		1,548	351	9,203

Net capitalized costs		8,435		4,822	1,809		2,979	1,072	19,117

2007
Proved properties		7,883		8,232	2,327		2,675	596	21,713

Unproved properties		326		922	192		232	57	1,729

Incomplete wells and facilities		166		71	7		53	5	302

		8,375		9,225	2,526		2,960	658	23,744

Less:	Accumulated depreciation, depletion and amortization	1,167		3,561	753		991	221	6,693

Net capitalized costs		7,208		5,664	1,773		1,969	437	17,051

1.
The North America reporting segment includes operations in Canada and the US.

2.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America [1]				Southeast Asia [4]
(millions of C$)	Canada	US	UK [2]	Scandinavia [3]	Indonesia	Other SEA	Other [5]	Total

2009
Property acquisition costs
Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America [1]		UK [2]	Scandinavia [3]	Southeast Asia [4]		Other [5]	Total

2008
Property acquisition costs
Proved	71		–	–		–	–	71

Unproved	833		–	–		6	430	1,269

Exploration costs	770		188	165		303	159	1,585

Development costs	965		576	720		452	33	2,746

Asset retirement costs	45		48	3		9	1	106

Total costs incurred	2,684		812	888		770	623	5,777

2007
Property acquisition costs
Proved	23		–	–		253	–	276

Unproved	122		–	–		156	10	288

Exploration costs	749		246	148		171	144	1,458

Development costs	849		1,007	465		340	64	2,725

Asset retirement costs	121		–	124		53	8	306

Total costs incurred	1,864		1,253	737		973	226	5,053

1.
The North America reporting segment includes operations in Canada and the US.

2.
The UK segment includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
The Scandinavia segment includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5.
The reporting segment entitled Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those at year end; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2009	2008	2007

Oil & liquids ($/bbl)

Canada (North America) [1]	55.74	37.11	71.28

US	–	–	–

UK	69.28	45.74	94.93

Scandinavia	68.62	44.64	95.46

Indonesia	70.32	–	–

Southeast Asia	68.55	38.98	98.58

Other	68.26	46.06	96.33

Total	66.56	42.31	90.69

Natural gas ($/mcf)

Canada (North America) [2]	4.06	6.94	6.89

US	4.54	–	–

UK	4.23	10.36	6.78

Scandinavia	5.97	9.69	9.22

Indonesia [2]	5.50	–	–

Southeast Asia	5.11	3.47	5.97

Other	7.30	1.72	2.56

Total	4.74	5.36	6.35

1.
The price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade.

2.
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008 and 2007.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2009	2008	2007

WTI (US$/bbl)	61.18	44.60	95.98

Dated Brent (US$/bbl)	59.91	36.55	96.02

HH gas (US$/mmbtu)	3.82	5.71	6.80

AECO-C (C$/GJ)	3.58	6.02	6.18

US$/C$	0.8687	0.8166	1.0120

C$/UK£	1.7907	1.7896	1.9600

Discounted Future Net Cash Flows from Proved Reserves

	North America				Southeast Asia
Years ended December 31 (millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA [2]	Other	Total

2009

Future cash inflows [1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows [3]	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America [2]	UK	Scandinavia	Southeast Asia [2]	Other	Total

2008
Future cash inflows [1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows	4,328	484	863	1,157	285	7,117

2007

Future cash inflows [1]	24,094	37,256	7,140	13,836	3,234	85,560

Future costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future income & production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

Less 10% annual discount for estimated timing of cash flows	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
North America includes Canada and the US in 2008 and 2007. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008 and 2007. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009.

3.
2009 future net cash flows above have been prepared using 12 month average prices. Future net cash flows would have been approximately 50% higher using the following single day December 31 prices and exchange rates: WTI crude oil – US$79.36/bbl and HH natural gas US$5.79/mmbtu, US$0.96/C$ and C$1.69/UK£.

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2009	2008	2007

Sales of oil & gas produced net of production costs	(4,280)	(7,562)	(5,923)

Net change in prices	4,901	(15,881)	10,218

Net change in transportation costs	223	(73)	316

Net changes in production costs	(706)	(1,049)	(1,359)

Net changes in future development & site restoration costs	(710)	(842)	(719)

Development costs incurred during year	1,677	2,066	1,955

Extensions, discoveries and improved recovery	1,062	708	1,451

Revisions of previous reserve estimates	406	(141)	1,515

Net purchases	17	33	176

Net sales of reserves in place	(807)	(371)	(929)

Accretion of discount	832	2,839	2,055

Net change in taxes	(1,460)	9,930	(4,076)

Other	(82)	682	(921)

Net change	1,073	(9,661)	3,759

Continuity of Net Proved Reserves

	Canada [1]	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2006	138.3	–	377.8	61.8	14.3	39.6	33.4	665.2

Discoveries, additions and extensions	5.9	–	6.4	11.2	0.7	0.2	1.1	25.5

Purchase of reserves	–	–	–	–	1.0	–	–	1.0

Sale of reserves	(9.8)	–	(4.1)	–	–	–	–	(13.9)

Net revisions and transfers	2.0	–	42.1	5.3	(0.6)	(2.8)	(1.8)	44.2

2007 Production	(12.5)	–	(36.9)	(11.1)	(1.8)	(6.9)	(5.1)	(74.3)

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009 [2]	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Proved developed

December 31, 2006	130.1	–	252.9	25.6	12.2	24.7	25.8	471.3

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2006	2,153.8	123.8	178.1	76.3	1,174.2	276.5	229.3	4,212.0

Discoveries, additions and extensions	254.5	17.7	4.3	9.8	78.3	(1.6)	(10.2)	352.8

Purchase of reserves	3.3	–	–	–	192.2	–	–	195.5

Sale of reserves	(117.9)	–	(53.0)	–	–	–	–	(170.9)

Net revisions and transfers	29.8	(6.0)	(5.3)	(2.1)	(28.9)	(13.1)	4.3	(21.3)

2007 Production	(236.4)	(26.5)	(23.9)	(5.1)	(56.8)	(16.3)	(0.1)	(365.1)

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009 [2]	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Proved developed

December 31, 2006	1,747.1	113.8	123.2	8.6	856.8	38.7	0.5	2,888.7

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

1.
Canadian net proved reserves exclude synthetic crude oil reserves: 2006 – 32.0 mmbbls and 2007 – 0 mmbbls (asset sold).

2.
2009 net proved reserves above have been prepared using 12 month average prices. Net proved reserves estimates are not significantly impacted using single day December 31 prices.